

March 16, 2011

Mr. Avraham Dan, Managing Director
ICTS International, N.V.
Biesbosch 225
1181JC Amstelveen, The Netherlands

> **Re: ICTS International, N.V.**
> **Form 20-F for Fiscal Year Ended December 31, 2009**
> **Filed June 30, 2010**
> **File No. 000-28542**

Dear Mr. Dan:

We have completed our review of your filing and do not have any further comments at this time.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Branch Chief